Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

410-363-3000, Ext. 224

or

Don Hunt, Jeff Lambert

Lambert, Edwards & Associates, Inc.

616-233-0500

Universal Security Instruments Reports Second-Quarter Results

OWINGS MILLS, MD. November 9, 2020: - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2020.

For the three months ended September 30, 2020, sales increased approximately 78% to $6,457,295 compared to sales of $3,622,269 for the same period last year. The Company reported net income of $725,845, or $0.31 per basic and diluted share, compared to a net loss of $(700,814) or $(0.30) per basic and diluted share for the same period last year.

For the six months ended September 30, 2020, sales increased approximately 18% to $9,398,063 versus $7,965,560 for the same period last year. The Company reported net income of $646,863, or $0.28 per basic and diluted share, compared to a net loss of $(1,309,768) or $(0.57), per basic and diluted share for the corresponding 2019 period.

Harvey Grossblatt, President and CEO of the Company stated: “The increase in sales for the quarter ending September 30, 2020 resulted from our ability to ship inventory during the COVID-19 pandemic to a large national retailer that we expect will continue to purchase product during the quarter ending December 31, 2020. Our September quarter sales growth also resulted from sales of two of our products to another large national retailer which purchased certain of our models as a 450 store test, which should be completed later this fiscal year. We anticipate that our sales growth will continue at least through the December quarter. Our financial results were also positively impacted by a reduction in our research and interest expenses for the six months ended September 30, 2020.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 50-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

------------------------------------------------------------

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly

-- more --

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,
	2020	2019
Sales	$6,457,295	$3,622,269
Net income (loss)	725,845	(700,814)
Earnings (loss) per share:
Basic and diluted	$0.31	$(0.30)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Six Months Ended September 30,
	2020	2019
Sales	$9,398,063	$7,965,560
Net income (loss)	646,863	(1,309,768)
Earnings (loss) per share:
Basic and diluted	$0.28	$(0.57)
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Sept. 30, 2020	Sept. 30, 2019
Cash	$146,393	$39,558
Accounts receivable and amount due from factor	4,623,882	2,074,662
Inventory	3,460,325	7,051,113
Prepaid expense	162,057	127,764

TOTAL CURRENT ASSETS	8,392,657	9,293,097
INVESTMENT IN HONG KONG JOINT VENTURE	-	7,404,145
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	312,531	476,851
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$8,709,188	$17,178,093
LIABILITIES AND SHAREHOLDERS’ EQUITY
Line of credit – factor	$1,158,796	$1,185,277
Note payable - bank	221,400	-
Short-term portion of operating lease liability	173,625	140,776
Accounts payable	560,103	5,815,763
Accrued liabilities	340,964	503,913
TOTAL CURRENT LIABILITIES	2,454,888	7,645,729

NOTE PAYABLE – Eyston Company Ltd.	1,081,440	-
LONG TERM PORTION OF OPERATING LEASE LIABILITY	77,784	263,224
TOTAL LONG-TERM LIABILITIES	1,159,224	263,224
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2020 and 2019	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(7,813,894)	(3,956,634)
Accumulated other comprehensive income	-	316,804
TOTAL SHAREHOLDERS’ EQUITY	5,095,076	9,269,140
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,709,188	$17,178,093